SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, 0.04 par value

(Title of Class of Securities)

21075N204

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509-3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert Robbins

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

November 29, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,673,678
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,673,678
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,673,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Goff MCF Partners, LP 82-1636851
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,411,830
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,411,830
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,411,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Goff Capital, Inc. 75-2662553
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,450,631
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,450,631
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,450,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS John C. Goff 2010 Family Trust 27-6940537
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,604,017
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,604,017
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,604,017
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON OO

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D (the “Original Schedule 13D”) filed by the undersigned on June 13, 2018, as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, filed on August 15, 2018, as amended and supplemented by Amendment No. 2 to the Original Schedule 13D, filed on November 20, 2018 (as amended and supplemented, collectively, this “Schedule 13D”) relating to the shares of common stock, par value $0.04 per shares (the “Common Stock”), of Contango Oil & Gas (the “Issuer”), a Houston, Texas based, independent energy company. The address of the issuer’s office is 717 Texas Ave., Suite 2900, Houston, Texas 77002. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by each of Goff MCF, Goff REN, Goff REN II, Goff Family Trust, Family Investments, and John C. Goff were purchased with working capital in open market purchases. The aggregate purchase price of the 4,411,830 Shares beneficially owned by Goff MCF is approximately $18,581,408.56, including brokerage commissions. The aggregate purchase price of the 1,021,561 Shares beneficially owned by Goff REN is approximately $4,223,621.02, including brokerage commissions. The aggregate purchase price of the 680,875 Shares beneficially owned by Goff REN II is approximately $2,815,168.89, including brokerage commissions. The aggregate purchase price of the 450,950 Shares beneficially owned by Goff Family Trust is approximately $2,567,553.47, including brokerage commissions. The aggregate purchase price of the 38,801 Shares beneficially owned by Family Investments is approximately $275,177.20, including brokerage commissions. The aggregate purchase price of the 69,661 Shares beneficially owned by John C. Goff, individually, is approximately $313,129.49, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,063,843 Shares outstanding, as of November 16, 2018, which is the total number of Shares outstanding upon the issuance of 7,500,000 shares as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on November 19, 2018.

A.	Goff MCF

i.	As of close of business on November 30, 2018, Goff MCF beneficially owned 4,411,830 Shares.

Percentage: 13.3%

ii.	Powers

1. Sole power to vote or direct vote: 4,411,830

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 4,411,830

4. Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Shares by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Goff REN

i.	As of close of business on November 30, 2018, Goff REN beneficially owned 1,021,561 Shares.

Percentage: 3.1%

ii.	Powers

1. Sole power to vote or direct vote: 1,021,561

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 1,021,561

4. Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Shares by Goff REN during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Goff REN II

i.	As of close of business on November 30, 2018, Goff REN II beneficially owned 680,875 Shares.

Percentage: 2.1%

ii.	Powers

1. Sole power to vote or direct vote: 680,875

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 680,875

4. Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Shares by Goff REN II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Goff Family Trust

i.

As of close of business on November 30, 2018, Goff Family Trust, as managing member of GFT and controlling shareholder of Goff Capital, and with respect to Shares directly beneficially owned by Goff Family Trust, may be deemed to beneficially own: (1) 4,411,830 Shares owned by Goff MCF, (2) 1,021,561 Shares owned by Goff REN, (3) 680,875 Shares owned by Goff REN II, (4) 38,801 Shares owned by Family Investments, and (5) 450,950 Shares owned by Goff Family Trust directly.

Percentage: 20.0%

ii.	Powers

1. Sole power to vote or direct vote: 6,604,017

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 6,604,017

4. Shared power to dispose or direct the disposition: 0

iii.

The transactions in the Shares by Goff Family Trust during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Goff Capital has not entered into any transactions in the Shares during the past sixty days. GFT has not entered into any transactions in the Shares during the past sixty days. GFS has not entered into any transactions in the Shares during the past sixty days. GFS Management has not entered into any transactions in the Shares during the past sixty days. GFS REN has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Goff REN and Goff REN II during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Family Investments

i.	As of close of business on November 30, 2018, Family Investments beneficially owned 38,801 Shares.

Percentage: 0.1%

ii.	Powers

1. Sole power to vote or direct vote: 38,801

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 38,801

4. Shared power to dispose or direct the disposition: 0

The transactions in the Shares by Family Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Goff Capital

i.	As of close of business on November 30, 2018, Goff Capital, as the Manager of Goff MCF and Family Investments, may be deemed to beneficially own 4,450,631 Shares.

Percentage: 13.5%

ii.	Powers

1. Sole power to vote or direct vote: 4,450,631

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 4,450,631

4. Shared power to dispose or direct the disposition: 0

iii.

Goff Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Family Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	GFS REN

i.	As of close of business on November 30, 2018, GFS REN, as manager of Goff REN and Goff REN II, may be deemed to beneficially own 1,702,436 Shares.

Percentage: 5.1%

ii.	Powers

1. Sole power to vote or direct vote: 1,702,436

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 1,702,436

4. Shared power to dispose or direct the disposition: 0

iii.

GFS REN has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Goff REN and Goff REN II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	GFS Management

i.	As of close of business on November 30, 2018, GFS Management, as managing member of GFS REN may be deemed to beneficially own 1,702,436 Shares.

Percentage: 5.1%

ii.	Powers

1. Sole power to vote or direct vote: 1,702,436

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 1,702,436

4. Shared power to dispose or direct the disposition: 0

iii.

GFS Management has not entered into any transactions in the Shares during the past sixty days. GFS REN has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Goff REN and Goff REN II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

I.	GFS

i.	As of close of business on November 30, 2018, GFS, as managing member of GFS Management may be deemed to beneficially own 1,702,436 Shares.

Percentage: 5.1%

ii.	Powers

1. Sole power to vote or direct vote: 1,702,436

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 1,702,436

4. Shared power to dispose or direct the disposition: 0

iii.

GFS has not entered into any transactions in the Shares during the past sixty days. GFS Management has not entered into any transactions in the Shares during the past sixty days. GFS REN has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Goff REN and Goff REN II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

J.	GFT

i.	As of close of business on November 30, 2018, GFT, as controlling equity holder of GFS may be deemed to beneficially own 1,702,436 Shares.

Percentage: 5.1%

ii.	Powers

1. Sole power to vote or direct vote: 1,702,436

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 1,702,436

4. Shared power to dispose or direct the disposition: 0

iii.

GFT has not entered into any transactions in the Shares during the past sixty days. GFS has not entered into any transactions in the Shares during the past sixty days. GFS Management has not entered into any transactions in the Shares during the past sixty days. GFS REN has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Goff REN and Goff REN II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

K.	John C. Goff

i.

As of close of business on November 30, 2018, John C. Goff, as president of Goff Capital, as trustee of Goff Family Trust, as managing member and Chief Executive Officer of GFS, and with respect to the Shares indirectly beneficially owned by him; John C. Goff may be deemed the beneficial owner of the (1) 4,411,830 Shares owned by Goff MCF, (2) 1,021,561 Shares owned by Goff REN, (3) 680,875 Shares owned by Goff REN II, (4) 450,950 Shares owned by Goff Family Trust, (5) 38,801 Shares owned by Family Investments, and (6) 69,661 Shares owned indirectly through a SEP IRA of which John Goff is the beneficiary.

Percentage: 20.2%

ii.	Powers

1. Sole power to vote or direct vote: 6,673,678

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 6,673,678

4. Shared power to dispose or direct the disposition: 0

iii.

The transactions in the Shares by John C. Goff during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares by Goff Family Trust during the past sixty days are set forth in the Schedule A and are incorporated herein by reference. The transactions in the Shares by Family Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares by Goff REN and Goff REN II during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

As manager of Goff MCF and Family Investments, Goff Capital may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of Goff MCF and Family Investments Shares. Goff Capital disclaims beneficial ownership of Goff MCF and Family Investments Shares, except to the extent of its pecuniary interest therein.

As manager of Goff REN and Goff REN II, GFS REN may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of Goff REN and Goff REN II Shares. GFS REN disclaims beneficial ownership of Goff REN and Goff REN II Shares, except to the extent of its pecuniary interest therein.

As managing member of GFS REN, GFS Management may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN and Goff REN II Shares. GFS Management disclaims beneficial ownership of Goff REN and Goff REN II Shares, except to the extent of its pecuniary interest therein.

As managing member of GFS Management, GFS may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN and Goff REN II Shares. GFS disclaims beneficial ownership of Goff REN and Goff REN II Shares, except to the extent of its pecuniary interest therein.

As controlling equity holder of GFS, GFT may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN and Goff REN II Shares. GFS disclaims beneficial ownership of Goff REN and Goff REN II Shares, except to the extent of its pecuniary interest therein.

As managing member of GFT and controlling shareholder of Goff Capital, Goff Family Trust may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff MCF, Goff REN, Goff REN II, Family Investments, and the Shares directly held by Goff Family Trust. Goff Family Trust disclaims beneficial ownership of those Shares, except to the extent of its pecuniary interest therein.

As president of Goff Capital, as sole trustee of Goff Family Trust, and as managing member and Chief Executive Officer of GFS, John C. Goff may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) Goff MCF, Goff REN, Goff REN II, Goff Family Trust, Family Investments, and Shares owned indirectly through a SEP IRA of which Mr. Goff is the beneficiary. Mr. Goff disclaims beneficial ownership of those Shares, except to the extent of his pecuniary interest therein.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

SIGNATURES ON THE FOLLOWING PAGE

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 3, 2018

John C. Goff

By:	/s/ John C. Goff

Goff MCF Partners, LP
By: its General Partner, Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, President

Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, President

John C. Goff 2010 Family Trust

By:	/s/ John C. Goff
John C. Goff, Sole Trustee

Transactions in the Shares During the Past Sixty Days

Goff MCF

Date of Purchase	# of shares	Price per share
11/16/2018	1,000,752	$4.0000

TOTAL:	1,000,752	$4.0000

Goff REN

Date of Purchase	# of shares	Price per share
11/27/2018	24,000	$3.7383
11/26/2018	51,000	$3.7403
11/23/2018	31,000	$3.6251
11/16/2018	207,680	$4.0000

TOTAL:	313,680	$3.9008

Goff REN II

Date of Purchase	# of shares	Price per share
11/27/2018	16,000	$3.7384
11/26/2018	34,000	$3.7403
11/23/2018	20,500	$3.6251
11/16/2018	138,454	$4.0000

TOTAL:	208,954	$3.9011

Family Investments

Date of Purchase	# of shares	Price per share
11/16/2018	8,801	$4.0000

TOTAL:	8,801	$4.0000

John C. Goff

Date of Purchase	# of shares	Price per share
11/16/2018	61,611	$4.0000

TOTAL:	61,611	$4.0000

Goff Family Trust

Date of Purchase	# of shares	Price per share
11/30/2018	24,000	$4.0680
11/29/2018	125,000	$4.1656
11/28/2018	40,000	$3.8519
11/27/2018	60,000	$3.6482

TOTAL:	249,000	$3.9811